SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

Cresud S.A.C.I.F. and A

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipolito Yrigoyen 440, 3rd Floor, (1001)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated on July 2, 2003 filed by Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated July 2, 2003, the Company reported that a holder of Company’s Convertible Notes, who had previously exercised his conversion right, exercised the warrant to purchase additional shares. Hence, the Company shall issue 98,469 common shares, face value pesos 1 (V$N 1) each, and cancel 50,003 Warrants. This operation was performed according to terms and conditions established in the prospectus of issuance at the price of U$S 0.6093 per share, face value pesos 1 (V$N 1) each. As a result of that conversion the amount of shares of the Company goes from 124,670,532 to 124,769,001.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD S.A.C.I.F. and A

By:	/S/ SAÚL ZANG
	Name:	Saúl Zang
	Title:	Second Vice Chairman of the Board of Directors

Dated:  July 11, 2003